Interim Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three and six months ended March 31, 2017 and 2016
(unaudited)

Interim Consolidated Statements of Earnings
For the three and six months ended March 31
(in thousands of Canadian dollars, except per share data) (unaudited)

	Three months ended March 31		Six months ended March 31
	2017	2016	2017	2016
	$	$	$	$
Revenue	2,724,431	2,750,049	5,400,150	5,433,726
Operating expenses
Costs of services, selling and administrative	2,328,952	2,357,827	4,605,656	4,655,854
Integration-related costs (Note 6)	1,285	—	4,390	—
Restructuring costs	—	—	—	29,100
Net finance costs	17,845	22,631	36,365	42,744
Foreign exchange loss	407	1,606	2,761	3,132
	2,348,489	2,382,064	4,649,172	4,730,830
Earnings before income taxes	375,942	367,985	750,978	702,896
Income tax expense	101,504	85,250	200,889	182,448
Net earnings	274,438	282,735	550,089	520,448
Earnings per share (Note 5C)
Basic earnings per share	0.92	0.92	1.83	1.70
Diluted earnings per share	0.90	0.90	1.79	1.65

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2017 and 2016    1

Interim Consolidated Statements of Comprehensive Income
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2017	2016	2017	2016
	$	$	$	$
Net earnings	274,438	282,735	550,089	520,448
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains (losses) on translating financial statements of foreign operations	23,930	(299,456)	(83,332)	(182,477)
Net gains on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	5,794	76,962	17,497	28,774
Net unrealized gains (losses) on cash flow hedges	291	(16,235)	(3,994)	(14,910)
Net unrealized gains (losses) on available-for-sale investments	640	320	(1,193)	(104)
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement gains (losses) on defined benefit plans	4,737	(12,204)	1,448	3,269
Other comprehensive income (loss)	35,392	(250,613)	(69,574)	(165,448)
Comprehensive income	309,830	32,122	480,515	355,000

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2017 and 2016    2

Interim Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	As at March 31, 2017	As at September 30, 2016
	$	$
Assets
Current assets
Cash and cash equivalents	282,038	596,529
Accounts receivable	1,183,866	1,101,606
Work in progress	923,698	935,496
Current derivative financial instruments (Note 9)	20,041	22,226
Prepaid expenses and other current assets	181,721	170,393
Income taxes	8,326	7,876
Total current assets before funds held for clients	2,599,690	2,834,126
Funds held for clients	408,288	369,530
Total current assets	3,007,978	3,203,656
Property, plant and equipment	424,911	439,293
Contract costs	227,369	211,018
Intangible assets	503,885	509,781
Other long-term assets	86,537	86,970
Long-term financial assets	161,933	129,383
Deferred tax assets	139,152	179,898
Goodwill	6,974,239	6,933,333
	11,526,004	11,693,332

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,064,284	1,107,863
Accrued compensation	524,472	523,553
Current derivative financial instruments (Note 9)	1,683	4,517
Deferred revenue	478,672	390,367
Income taxes	176,400	159,410
Provisions	27,952	34,924
Current portion of long-term debt	64,891	192,036
Total current liabilities before clients’ funds obligations	2,338,354	2,412,670
Clients’ funds obligations	405,780	365,994
Total current liabilities	2,744,134	2,778,664
Long-term provisions	34,623	40,454
Long-term debt	1,699,438	1,718,939
Other long-term liabilities	195,936	244,307
Long-term derivative financial instruments (Note 9)	47,603	46,473
Deferred tax liabilities	193,493	183,579
Retirement benefits obligations	202,847	216,308
	5,118,074	5,228,724

Equity
Retained earnings	3,814,184	3,778,848
Accumulated other comprehensive income (Note 4)	234,554	304,128
Capital stock (Note 5A)	2,187,868	2,194,731
Contributed surplus	171,324	186,901
	6,407,930	6,464,608
	11,526,004	11,693,332

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2017 and 2016    3

Interim Consolidated Statements of Changes in Equity
For the six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2016	3,778,848	304,128	2,194,731	186,901	6,464,608
Net earnings	550,089	—	—	—	550,089
Other comprehensive loss	—	(69,574)	—	—	(69,574)
Comprehensive income (loss)	550,089	(69,574)	—	—	480,515
Share-based payment costs	—	—	—	18,346	18,346
Income tax impact associated with stock options	—	—	—	(3,817)	(3,817)
Exercise of stock options (Note 5A)	—	—	44,583	(8,041)	36,542
Exercise of performance share units (PSUs) (Note 5A)	—	—	23,666	(23,666)	—
Purchase of Class A subordinate shares (Note 5A)	(514,753)	—	(77,557)	—	(592,310)
Resale of Class A subordinate shares held in trust (Note 5A)	—	—	2,445	1,601	4,046
Balance as at March 31, 2017	3,814,184	234,554	2,187,868	171,324	6,407,930

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2015	3,057,578	598,226	2,254,245	172,120	6,082,169
Net earnings	520,448	—	—	—	520,448
Other comprehensive income	—	(165,448)	—	—	(165,448)
Comprehensive income (loss)	520,448	(165,448)	—	—	355,000
Share-based payment costs	—	—	—	17,730	17,730
Income tax impact associated with stock options	—	—	—	15,225	15,225
Exercise of stock options (Note 5A)	—	—	67,617	(12,970)	54,647
Exercise of PSUs (Note 5A)	—	—	21,250	(21,250)	—
Purchase of Class A subordinate shares (Note 5A)	(347,446)	—	(170,374)	—	(517,820)
Purchase of Class A subordinate shares held in trust (Note 5A)	—	—	(21,795)	—	(21,795)
Balance as at March 31, 2016	3,230,580	432,778	2,150,943	170,855	5,985,156

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2017 and 2016    4

Interim Consolidated Statements of Cash Flows
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2017	2016	2017	2016
	$	$	$	$
Operating activities
Net earnings	274,438	282,735	550,089	520,448
Adjustments for:
Amortization and depreciation	92,984	100,962	182,303	202,821
Deferred income taxes	(2,088)	(10,188)	30,388	25,208
Foreign exchange loss (gain)	166	(870)	1,538	274
Share-based payment costs	8,714	4,343	18,346	17,730
Net change in non-cash working capital items (Note 7)	(7,995)	(125,601)	(66,791)	(186,891)
Cash provided by operating activities	366,219	251,381	715,873	579,590

Investing activities
Business acquisitions (Note 6)	—	(34,442)	(150,897)	(38,442)
Purchase of property, plant and equipment	(27,894)	(52,190)	(58,289)	(83,227)
Proceeds from sale of property, plant and equipment	3,317	1,788	3,317	1,788
Additions to contract costs	(21,062)	(25,586)	(47,228)	(43,989)
Additions to intangible assets	(34,193)	(22,887)	(57,983)	(45,401)
Purchase of long-term investments	(3,073)	—	(7,047)	(9,940)
Proceeds from sale of long-term investments	—	25,544	—	27,543
Payments received from long-term receivables	—	—	—	164
Cash used in investing activities	(82,905)	(107,773)	(318,127)	(191,504)

Financing activities
Net change in unsecured committed revolving credit facility	—	150,000	—	150,000
Increase of long-term debt	5,228	4,345	11,479	22,347
Repayment of long-term debt	(45,739)	(157,282)	(166,112)	(178,296)
Repayment of debt assumed in business acquisition	—	—	(6,290)	—
Settlement of derivative financial instruments	—	(24,057)	—	(24,057)
Purchase of Class A subordinate shares held in trust (Note 5A)	—	—	—	(21,795)
Resale of Class A subordinate shares held in trust (Note 5A)	—	—	4,046	—
Purchase of Class A subordinate shares (Note 5A)	(285,686)	(508,688)	(588,296)	(527,286)
Issuance of Class A subordinate shares	11,193	11,157	36,389	53,022
Cash used in financing activities	(315,004)	(524,525)	(708,784)	(526,065)
Effect of foreign exchange rate changes on cash and cash equivalents	(181)	(2,518)	(3,453)	1,636
Net decrease in cash and cash equivalents	(31,871)	(383,435)	(314,491)	(136,343)
Cash and cash equivalents, beginning of period	313,909	552,354	596,529	305,262
Cash and cash equivalents, end of period	282,038	168,919	282,038	168,919

Supplementary cash flow information (Note 7).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2017 and 2016    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.Description of business
CGI Group Inc. (the Company), directly or through its subsidiaries, manages information technology (IT) services as well as business process services (BPS) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (outsourcing), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2016. The accounting policies were consistently applied to all periods presented.
These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2016.
The Company’s interim condensed consolidated financial statements for the three and six months ended March 31, 2017 and 2016 were authorized for issue by the Board of Directors on May 2nd, 2017.
3.Changes in accounting policies
FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but are not yet effective:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and other revenue related Interpretations. The standard will be effective on October 1, 2018 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, Financial Instruments, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. The standard supersedes IAS 17, Leases, and other lease related Interpretations. The standard will be effective on October 1, 2019 for the Company, with earlier application permitted only if IFRS 15, Revenue from Contracts with Customers, is also applied. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IAS 7 - Statement of Cash Flows
In January 2016, the IASB amended IAS 7, Statement of Cash Flows, to require enhanced disclosure about changes in liabilities arising from financing activities, including changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value. The amendments to IAS 7 will be effective on October 1, 2017 for the Company, with earlier application permitted and are not expected to have significant impact on its consolidated financial statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2017 and 2016    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4.Accumulated other comprehensive income

	As at March 31, 2017	As at September 30, 2016
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $66,077 as at March 31, 2017 ($69,777 as at September 30, 2016)	753,724	837,056
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $68,573 as at March 31, 2017 ($72,490 as at September 30, 2016)	(449,302)	(466,799)
Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $7,209 as at March 31, 2017 ($8,876 as at September 30, 2016)	9,937	13,931
Net unrealized gains on available-for-sale investments, net of accumulated income tax expense of $677 as at March 31, 2017 ($965 as at September 30, 2016)	1,754	2,947
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $21,221 as at March 31, 2017 ($25,160 as at September 30, 2016)	(81,559)	(83,007)
	234,554	304,128
For the six months ended March 31, 2017, $7,470,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $4,406,000, were reclassified to net earnings for derivative financial instruments designated as cash flow hedges.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2017 and 2016    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.Capital stock, share-based payments and earnings per share

A)	CAPITAL STOCK

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2016	271,956,913	2,148,898	32,852,748	45,833	304,809,661	2,194,731
Issued upon exercise of stock options[1]	1,426,150	44,583	—	—	1,426,150	44,583
PSUs exercised[2]	—	23,666	—	—	—	23,666
Purchased and cancelled[3]	(9,458,000)	(77,040)	—	—	(9,458,000)	(77,040)
Purchased and not cancelled[3]	—	(517)	—	—	—	(517)
Resale of shares held in trust[4]	—	2,445	—	—	—	2,445
As at March 31, 2017	263,925,063	2,142,035	32,852,748	45,833	296,777,811	2,187,868

[1]
The carrying value of Class A subordinate shares includes $8,041,000 ($12,970,000 as at March 31, 2016), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]
During the six months ended March 31, 2017, 659,640 PSUs (969,241 during the six months ended March 31, 2016) were exercised with a recorded value of $23,666,000 ($21,250,000 during the six months ended March 31, 2016) that was removed from contributed surplus. As at March 31, 2017, 468,668 Class A subordinate shares were held in trust under the PSU plan (1,192,308 as at March 31, 2016) (Note 5B).

[3]
On February 1, 2017, the Company’s Board of Directors authorized the renewal of the Normal Course Issuer Bid (NCIB) for the purchase of up to 21,190,564 Class A subordinate shares for cancellation on the open market through the Toronto Stock Exchange (TSX). The Class A subordinate shares are available for purchase commencing February 6, 2017 until no later than February 5, 2018, or on such earlier date when the Company completes its purchases or elects to terminate the bid.

During the six months ended March 31, 2017, the Company purchased 9,521,100 Class A subordinate shares under the previous and current NCIB for cash consideration of $592,310,000 and the excess of the purchase price over the carrying value in the amount of $514,753,000 was charged to retained earnings. Of the purchased Class A subordinate shares, 63,100 shares with a carrying value of $517,000 and a purchase value of $4,014,000 were held by the Company and were paid and cancelled subsequent to March 31, 2017.
During the six months ended March 31, 2016, the Company purchased 7,112,375 Class A subordinate shares from the Caisse de dépôt et placement du Québec for a cash consideration of $400,000,000. The excess of the purchase price over the carrying value in the amount of $247,893,000 was charged to retained earnings. In accordance with the requirements of TSX, the purchase is considered in the annual aggregate limit that the Company is entitled to purchase under its current NCIB.
In addition, during the six months ended March 31, 2016, the Company purchased 2,207,500 Class A subordinate shares under the previous NCIB for cash consideration of $117,820,000 and the excess of the purchase price over the carrying value in the amount of $99,553,000 was charged to retained earnings. In addition, 200,000 of purchased Class A subordinate shares with a carrying value of $1,631,000 and a purchase value of $9,466,000 were held by the Company, from previous period, and were paid and cancelled during the six months ended March 31, 2016.

[4]
The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 441,722 Class A subordinate shares of the Company on the open market for cash consideration of $21,795,000 during the six months ended March 31, 2016. In addition, during the six months ended March 31, 2017, the trustee resold 64,000 Class A subordinate shares that were held in trust on the open market in accordance with the terms of the PSU plan (nil during the six months ended March 31, 2016). The excess of proceeds over the carrying value of the Class A subordinate shares, in the amount of $1,601,000, resulted in an increase of contributed surplus.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2017 and 2016    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.Capital stock, share-based payments and earnings per share (continued)
B) SHARE-BASED PAYMENTS

i)	Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.
The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2016	16,623,619
Granted	151,000
Exercised	(1,426,150)
Forfeited	(2,160,212)
Expired	(500)
Outstanding as at March 31, 2017	13,187,757
The weighted average fair value of stock options granted during the six months ended March 31 and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	2017	2016
Grant date fair value ($)	13.44	11.16
Dividend yield (%)	—	—
Expected volatility (%)[1]	25.44	24.97
Risk-free interest rate (%)	0.74	0.83
Expected life (years)	4.00	4.00
Exercise price ($)	63.15	52.97
Share price ($)	63.15	52.97

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2017 and 2016    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.Capital stock, share-based payments and earnings per share (continued)
B) SHARE-BASED PAYMENTS (CONTINUED)

ii)	Performance share units
Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (participants) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.
Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a structured entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 5A).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2016	1,192,308
Granted[1]	221,000
Exercised	(659,640)
Forfeited	(285,000)
Outstanding as at March 31, 2017	468,668
1 The PSUs granted in the period had a grant date fair value of $62.49 per unit.
C) EARNINGS PER SHARE
The following tables set forth the computation of basic and diluted earnings per share for the three and six months ended March 31:

					Three months ended March 31
	2017			2016
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	274,438	298,489,002	0.92	282,735	306,358,432	0.92
Net effect of dilutive stock options and PSUs[2]		5,130,461			7,252,147
	274,438	303,619,463	0.90	282,735	313,610,579	0.90

				Six months ended March 31
	2017			2016
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	550,089	300,859,801	1.83	520,448	307,040,218	1.70
Net effect of dilutive stock options and PSUs[2]		5,899,215			8,325,142
	550,089	306,759,016	1.79	520,448	315,365,360	1.65

[1]
During the three months ended March 31, 2017, 4,426,600 Class A subordinate shares purchased and 468,668 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (9,127,375 and 1,192,308, respectively, during the three months ended March 31, 2016). During the six months ended March 31, 2017, 9,521,100 Class A subordinate shares purchased and 468,668 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (9,519,875 and 1,192,308, respectively, during the six months ended March 31, 2016).

[2]
The calculation of the diluted earnings per share excluded 3,676,000 stock options for the three and six months ended March 31, 2017 (251,300 and 3,969,494, respectively, for the three and six months ended March 31, 2016), as they were anti-dilutive.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2017 and 2016    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.Investments in subsidiaries
On November 3, 2016, the Company acquired all the units of Collaborative Consulting, LLC (Collaborative Consulting), a system integration and consulting company headquartered in Boston, Massachusetts, for a total cash consideration of $150,897,000 paid from cash on hand. The purchase price is mainly allocated to the goodwill, which is deductible for tax purposes. Collaborative Consulting is expected to enhance and accelerate the Company’s position as a provider of digital transformation services in the New England region.
In connection with the acquisition of Collaborative Consulting, the Company expensed $1,285,000 and $4,390,000 related to integration costs during the three and six months ended March 31, 2017. The integration costs mainly include provisions related to the termination of certain employees, as well as leases for premises which the Company vacated.
On April 28, 2017, the Company announced the acquisition for cash consideration of all outstanding shares of two US based high-end consulting firms specialized in helping clients address technology and transformation challenges with practical innovation:  Computer Technology Solutions, Inc. headquartered in Birmingham, Alabama, effective April 19, 2017 and eCommerce Systems, Inc. in Denver, Colorado. The acquisition of eCommerce Systems, Inc. remains subject to obtaining regulatory approvals and satisfaction or waiver of other closing conditions and is expected to be completed on or around May 12, 2017. These acquisitions help to further strengthen the Company’s global capabilities across several in-demand digital transformation areas.
7.Supplementary cash flow information
a)Net change in non-cash working capital items is as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2017	2016	2017	2016
	$	$	$	$
Accounts receivable	44,512	31,301	(87,614)	(23,729)
Work in progress	(23,345)	(74,021)	9,074	(97,409)
Prepaid expenses and other assets	(29,052)	(35,030)	(9,669)	(40,639)
Long-term financial assets	(2,855)	979	(4,400)	(1,997)
Accounts payable and accrued liabilities	(46,196)	(64,084)	(28,821)	(17,777)
Accrued compensation	(2,507)	10,210	4,766	(39,021)
Deferred revenue	60,815	67,741	44,723	87,967
Provisions	(5,869)	(35,803)	(11,525)	(49,122)
Long-term liabilities	(169)	(112)	(3,314)	1,722
Retirement benefits obligations	(814)	(2,759)	(6,059)	(4,075)
Derivative financial instruments	1,523	1,809	2,445	76
Income taxes	(4,038)	(25,832)	23,603	(2,887)
	(7,995)	(125,601)	(66,791)	(186,891)
b)Net interest paid and income taxes paid are classified within operating activities and are as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2017	2016	2017	2016
	$	$	$	$
Net interest paid	22,897	22,807	39,136	40,497
Income taxes paid	86,361	112,401	125,088	148,492
c)    Cash and cash equivalents consisted entirely of unrestricted cash as at March 31, 2017 and September 30, 2016.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2017 and 2016    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.Segmented information
The following tables present information on the Company’s operations which are managed through the following seven operating segments referred to as our Strategic Business Units, namely: United States of America (U.S.); Nordics; Canada; France (including Luxembourg and Morocco) (France); United Kingdom (U.K.); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (ECS); and Asia Pacific (including Australia, India and the Philippines) (Asia Pacific).
The operating segments reflect the current management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business.

			For the three months ended March 31, 2017
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	749,943	403,159	403,326	407,867	314,708	298,705	146,723	2,724,431
Earnings before integration-related costs, net finance costs and income tax expense[1]	122,207	51,446	76,087	63,870	23,187	31,928	26,347	395,072
Integration-related costs								(1,285)
Net finance costs								(17,845)
Earnings before income taxes								375,942

[1]
Total amortization and depreciation of $92,730,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $24,580,000, $12,023,000, $15,340,000, $8,289,000, $17,353,000, $9,278,000 and $5,867,000, respectively, for the three months ended March 31, 2017.

			For the three months ended March 31, 2016
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	747,572	436,251	381,071	378,954	360,506	310,219	135,476	2,750,049
Earnings before net finance costs and income tax expense[1]	121,730	46,374	81,636	43,440	43,103	29,183	25,150	390,616
Net finance costs								(22,631)
Earnings before income taxes								367,985

[1]
Total amortization and depreciation of $100,580,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $23,697,000, $18,301,000, $14,957,000, $8,920,000, $19,603,000, $9,658,000 and $5,444,000, respectively, for the three months ended March 31, 2016.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2017 and 2016    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.Segmented information (continued)

			For the six months ended March 31, 2017
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	1,459,196	816,801	796,841	784,435	662,260	591,242	289,375	5,400,150
Earnings before integration-related costs, net finance costs and income tax expense[1]	236,914	96,819	163,492	110,811	73,568	53,864	56,265	791,733
Integration-related costs								(4,390)
Net finance costs								(36,365)
Earnings before income taxes								750,978

[1]
Total amortization and depreciation of $181,719,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $49,183,000, $23,956,000, $29,780,000, $16,284,000, $32,264,000, $18,940,000 and $11,312,000, respectively, for the six months ended March 31, 2017.

			For the six months ended March 31, 2016
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	1,463,580	873,064	763,970	723,774	725,834	618,981	264,523	5,433,726
Earnings before restructuring costs, net finance costs and income tax expense[1]	231,458	95,349	161,768	89,069	87,894	63,199	46,003	774,740
Restructuring costs								(29,100)
Net finance costs								(42,744)
Earnings before income taxes								702,896

[1]
Total amortization and depreciation of $202,244,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $46,909,000, $36,034,000, $30,442,000, $17,244,000, $39,815,000, $21,157,000 and $10,643,000, respectively, for the six months ended March 31, 2016.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3) of the Company’s consolidated financial statements for the year ended September 30, 2016. Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2017 and 2016    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Financial instruments
FAIR VALUE
All financial instruments are initially measured at their fair values. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at their amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (FVTE) and classified as available-for-sale are measured subsequently at their fair values.
The Company has made the following classifications:
FVTE
Cash and cash equivalents and derivative financial instruments (unless they qualify for hedge accounting). In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management's investment strategy.
Loans and receivables
Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.
Available-for-sale
Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.
Other liabilities
Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.
FAIR VALUE HIERARCHY
Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Valuation techniques used to value financial instruments are as follows:

-
The fair value of Senior U.S. and euro unsecured notes and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-
The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm's-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes.
There were no changes in valuation techniques during the six months ended March 31, 2017.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2017 and 2016    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table presents certain financial liabilities measured at amortized cost categorized using the fair value hierarchy:

		As at March 31, 2017		As at September 30, 2016
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,628,321	1,710,507	1,733,036	1,855,143
Other long-term debt	Level 2	20,269	19,433	24,562	22,843
		1,648,590	1,729,940	1,757,598	1,877,986

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at March 31, 2017	As at September 30, 2016
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	282,038	596,529
Deferred compensation plan assets	Level 1	46,125	42,139
		328,163	638,668
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	20,041	22,226
Long-term derivative financial instruments	Level 2	72,361	49,759
		92,402	71,985
Available-for-sale
Long-term bonds included in funds held for clients	Level 2	199,247	195,976
Long-term investments	Level 2	32,359	27,246
		231,606	223,222
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	1,683	4,517
Long-term derivative financial instruments	Level 2	47,603	46,473
		49,286	50,990
There were no transfers between Level 1 and Level 2 during the six months ended March 31, 2017.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2017 and 2016    15

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in	As at March 31, 2017	As at September 30, 2016
		$	$
Hedges on net investments in foreign operations
$831,400 cross-currency swap in euro designated as a hedging instrument of the Company’s net investment in European operations ($831,400 as at September 30, 2016)	Long-term assets	61,569	31,603

Cash flow hedges on future revenue

U.S.$15,250 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S.$31,033 as at September 30, 2016)	Current assets	2,943	3,358
	Current liabilities	—	58

$93,850 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($116,700 as at September 30, 2016)	Current assets	10,842	11,935
	Long-term assets	10,776	7,429

kr27,750 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee (kr55,500 as at September 30, 2016)	Current assets	1,246	1,463

€4,450 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Indian rupee (€8,900 as at September 30, 2016)	Current assets	959	376

£7,600 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the British pound and the Indian rupee (£15,200 as at September 30, 2016)	Current assets	3,994	5,094

€113,200 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the British pound (€52,700 as at September 30, 2016)	Current assets	48	—
	Long-term assets	16	—
	Current liabilities	1,507	3,626
	Long-term liabilities	225	350

€3,943 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (nil as at September 30, 2016)	Current assets	9	—

€4,150 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan dirham (€8,300 as at September 30, 2016)	Current liabilities	108	710

€4,150 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Czech koruna (€8,300 as at September 30, 2016)	Current liabilities	68	123

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2017 and 2016    16

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)

	Recorded in	As at March 31, 2017	As at September 30, 2016
		$	$
Cash flow hedges on Senior U.S. unsecured notes
U.S.$600,000 cross-currency swaps to Canadian dollar (U.S.$600,000 as at September 30, 2016)	Long-term liabilities	43,792	46,123

Fair value hedges on Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2016)	Long-term assets	—	10,727
	Long-term liabilities	3,586	—

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2017 and 2016    17